UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nordicus Partners Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28265K205

(CUSIP Number)

GK Partners ApS

Dyrehavevej 3B

DK-2930 Klampenborg, Denmark

(+45) 20 30 59 61

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28265K205	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GK Partners ApS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,216,044
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,216,044
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,216,044
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.95
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 28265K205	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The issuer is Nordicus Partners Corporation, a Delaware corporation (the “Company”). The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.001 per share (“Shares”). The Company’s principal executive office is: 3651 Lindell Road, Suite D565, Las Vegas, NV 89103.

All share and per-share amounts in this Schedule reflect a 1-for-50 reverse stock split effectuated on March 8, 2022.

Item 2. Identity and Background.

(a) This Statement is being filed by GK Partners ApS (the “Reporting Person” or “GKP”).

(b) The Reporting Person’s business address is: Dyrehavevej 3B, DK-2930 Klampenborg, Denmark.

(c) Not applicable.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a private limited company (Anpartsselskab) organized in Denmark.

Item 3. Source or Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

On April 1, 2022, the Company issued GKP Person a warrant to purchase 6,000,000 Shares at an exercise price of $1.00 per share (the “Warrant”). To date GKP has exercised portions of the Warrant as follows: February 14, 2023: 115,000 Shares; June 26, 2023: 25,000 shares; July 24, 2023: 25,000 Shares; and August 24, 2023: 30,000 Shares. 5,805,000 shares remain unexercised.

On October 1, 2021, GKP made a loan of $142,290 (the “Loan”) to Reddington Partners LLC, a California limited liability company (“Reddington”).

On October 12, 2021, the Company entered into a Stock Purchase Agreement (the “SPA”) between the Company and Reddington providing for the purchase in two tranches from the Company by Reddington of 5,114,475 restricted Shares.

On May 17, 2022, Reddington sold 2,557,239 shares to GK Partners.

On November 28, 2022 GK Partners sold an aggregate of 2,169,435 Shares to several non-U.S. residents in private transactions for $0.88 per Share.

On February 28, 2023, GK Partners acquired 2,125,000 Shares from the Company for $1.00 per share.

On June 20, 2023, GK Partners sold 5,000,000 shares of Myson, Inc. to the Company in exchange for 2,500,000 restricted Shares.

On July 14, 2023, GKP acquired from a private investor 278,616 Shares at $0.88 per share.

On August 16, 2023, the Reporting Person sold 3,553,351 common shares in a private transaction.

The Reporting Person has engaged in a number of acquisitions and dispositions of shares, as set forth in its Form 4 filed with the Commission on March 20, 2024, which form is incorporated by reference herein.

On March 20, 2024, the Reporting Person purchased 250,000 shares at a price of $1.00 per share from Henrik Rouf, the Company’s chief executive officer.

CUSIP No. 28265K205	13D	Page 4 of 5 Pages

The purpose of all of these transactions was to make a long-term investment in the Company.

The foregoing transactions were exempt under the Securities Act of 1933, as amended (the “Securities Act”). None of such shares was or will be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and other applicable securities laws.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule, the Reporting Person beneficially owned 2,216,044 Shares, constituting 19.95% of the outstanding Shares. The percentage of Shares owned is based upon 11,105,278 Shares outstanding as of March 20, 2024, based on inquiry of the Company’s transfer agent.

(b) GKP has the sole power to vote, direct the vote, dispose and direct the disposition of 2,216,044 Shares.

(c) The Shares were acquired on the dates set forth above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 28265K205	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Tom Glaesner Larsen
Tom Glaesner Larsen